October 4, 2019

Todd B. Schull
Executive Vice President and Chief Financial Officer
TTM Technologies, Inc.
200 East Sandpointe
Suite 400
Santa Ana, CA 92707

       Re: TTM Technologies, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           File No. 000-31285

Dear Mr. Schull:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology